

April 5, 2011

Via Facsimile
Jonathan W. Thayer
Chief Financial Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, Maryland 21202

   **Re: Constellation Energy Group, Inc**
     **Form 10-K for the Fiscal Year Ended December 31, 2010**
     **Filed March 1, 2011**
     **File No. 001-12869**

Dear Mr. Thayer:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements and Notes

Note 9 Capitalization, page 127

1. We note BGE is subject to restrictions in making dividend payments to you and the disclosure on page 30 regarding "ring fencing" measures implemented by you and BGE in February 2010.  Please tell us what consideration you gave to providing condensed financial information as set forth in Rules 4-08 and 12-04 of Regulation S-X.   Include in your response the amount of your restricted retained earnings.

Note 12 Commitments, Guarantees and Contingencies, page 135

Contingencies, page 136

2.  We note that for several of the matters discussed you have indicated an estimate of the loss or the impact cannot be made which appears unusual given the stage and passage of time. In this regard, we do not believe that general disclosure indicating that the outcome of a matter may be material to your operating results and/or an amount cannot be estimated satisfies the criteria in ASC 450 and 410. Please either provide a range of loss or provide explicit disclosure for each of the matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Item 15. Exhibits and Financial Statement Schedules, page 165

3.  Please file complete copies of material agreements, including all exhibits, schedules and attachments.  Please refer to Item 601(b)(10) of Regulation S-K.  For example, we note that you have not provided each exhibit to the October 15, 2010 Credit Agreement filed as Exhibit 10.1 to your Current Report on Form 8-K filed October 21, 2010 and included as exhibit 10$^{(v)}$ in your Form 10-K.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please review your material agreements and re-file complete agreements with your next periodic report.  Please confirm your understanding in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer at (202) 551-3272 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513 if you have questions regarding any other comments.  You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief